SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

GP Cellulose Group LLC

an indirect wholly-owned subsidiary of

Georgia-Pacific LLC

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

Tye Darland

Senior Vice President – General Counsel

Georgia-Pacific LLC

133 Peachtree St. NE

Atlanta, GA 30303

(404) 652-4000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein

Bradley C. Faris

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois, 60606

(312) 876-7600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,504,790,925.00	$205,253.48

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 40,127,758 shares of common stock, par value $0.01 per share, of Buckeye Technologies Inc. at a purchase price of $37.50 per share. Such number of shares consists of (i) 39,528,015 shares of common stock issued and outstanding as of May 1, 2013, including 640,425 shares subject to forfeiture restrictions, repurchase rights, or other restrictions, and (ii) 599,743 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00013640 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $205,253.48	Filing Party: GP Cellulose Group LLC
Form or Registration No. Schedule TO	Date Filed: May 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission on May 7, 2013 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share, of Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), at a purchase price of $37.50 per share, net to the sellers in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Amendment is being filed on behalf of Georgia-Pacific and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendment to the Offer to Purchase

The information set forth in the Offer to Purchase under the caption “The Offer—17. Legal Proceedings” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the paragraph under such caption on page 71 of the Offer to Purchase as set forth below.

“On May 1, 2013, a putative shareholder class action complaint was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”), captioned James Beckett, Jr. v. Buckeye Technologies Inc., et. al., Case No. 8519-CS (the “Beckett Action”). On May 7, 2013, a putative shareholder class action complaint was filed in the Delaware Court, captioned Richard Oliver v. John Crowe, et. al., Case No. 8534-CS (the “Oliver Action”). Pursuant to an order granted in the Delaware Court on May 9, 2013, the Beckett Action and the Oliver Action were consolidated into a single action, all future actions filed in Delaware related to the same subject matter are to become part of the consolidated action and counsel to Mr. Beckett and Mr. Oliver were appointed as the lead counsel for the putative shareholder class. On May 13, 2013, the plaintiffs in the consolidated action filed a consolidated amended class action complaint, captioned In re Buckeye Technologies, Inc. Shareholders Litigation, Consolidated Case No. 8519-CS (the “Consolidated Complaint”). The plaintiffs also filed a motion for expedited proceedings and a motion for a preliminary injunction.

The following summary of the Consolidated Complaint is qualified in its entirety by reference to the Consolidated Complaint, which is incorporated herein by reference. A copy of the Consolidated Complaint is filed as an exhibit to the Schedule TO. The Consolidated Complaint names as defendants Buckeye, each member of the Buckeye board of directors (the “Individual Defendants”), Georgia-Pacific and the Purchaser. The Consolidated Complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Buckeye, Georgia-Pacific and the Purchaser aided and abetted these purported breaches of fiduciary duties. The Consolidated Complaint includes, among other allegations, that the Individual Defendants have knowingly and in bad faith breached their obligations of due care and loyalty and failed to maximize the value of Buckeye to its shareholders. The Consolidated Complaint also alleges that the Individual Defendants breached their fiduciary duties by failing to disclose in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 7, 2013 certain purportedly material information concerning events leading up to the announcement of the proposed transaction and relating to the review and analysis of the transaction by the Individual Defendants and by the financial advisors to Buckeye. The relief sought includes, among other things, an injunction prohibiting the completion of the proposed transaction, rescission (to the extent the proposed transaction has been completed), damages in an unspecified amount, and the payment of the plaintiffs’ attorneys’ fees and costs. Georgia-Pacific and the Purchaser believe that the Consolidated Complaint is without merit and intend to vigorously defend the action.”

Amendment to the Schedule TO

Item 12. Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit thereto:

(a)(5)(A)	Verified Consolidated Amended Class Action Complaint, dated May 13, 2013 (In re Buckeye Technologies, Inc. Shareholders Litigation).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP Cellulose Group LLC

By:	/s/ David G. Park
	Name:	David G. Park
	Title:	President

Georgia-Pacific LLC

By:	/s/ David G. Park
	Name:	David G. Park
	Title:	Senior Vice President of Strategy and Business Development

Date: May 15, 2013

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of May 7, 2013*

(a)(1)(B)	Letter of Transmittal for Shares*

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares*

(a)(1)(D)	Notice of Guaranteed Delivery*

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(G)	Press Release, dated April 24, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Georgia-Pacific with the SEC on April 24, 2013) *

(a)(1)(H)	Summary Advertisement published on May 7, 2013*

(a)(1)(I)	Press Release issued by Georgia-Pacific, dated May 7, 2013*

(a)(5)(A)	Verified Consolidated Amended Class Action Complaint, dated May 13, 2013 (In re Buckeye Technologies, Inc. Shareholders Litigation)

(b)(1)	Form of Commercial Paper Dealer Agreement*

(b)(2)	Issuing and Paying Agency Agreement, dated as of January 15, 2013, by and between Georgia-Pacific and JPMorgan Chase Bank, National Association*

(d)(1)	Agreement and Plan of Merger, dated as of April 23, 2013, by and among Georgia-Pacific, the Purchaser and Buckeye (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Buckeye with the SEC on April 24, 2013)*

(d)(2)	Form of Letter Agreement entered into by Georgia-Pacific, the Purchaser and each of Buckeye’s Directors and Executive Officers*

(d)(3)	Confidentiality Agreement, dated as of January 30, 2013, by and between Buckeye and Georgia-Pacific*

*Previously filed.